UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

(Amendment No. 6)*

FANHUA INC.
(Name of Issuer)

ORDINARY SHARES
(Title of Class of Securities)

G2352K 108**
(CUSIP Number)

Kingsford Resources Limited

c/o Chunlin Wang

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

 High Rank Investments Limited

c/o Chunlin Wang

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

 Better Rise Investments Limited

c/o Peng Ge

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

 Green Ease Holdings Limited

c/o Peng Ge

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

 Chunlin Wang

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

 Peng Ge

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

(86)(20) 6122 2777

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

January 18, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	SCHEDULE 13D	Page 1 of 10

1	NAMES OF REPORTING PERSONS
Kingsford Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,252,100 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
23,252,100 ordinary shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,252,100 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,301,049,604 ordinary shares of the Issuer outstanding as of December 31, 2017.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS
Better Rise Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,252,100 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
23,252,100 ordinary shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,252,100 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,301,049,604 ordinary shares of the Issuer outstanding as of December 31, 2017.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS
High Rank Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,562,260 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
44,562,260 ordinary shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,562,260 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,301,049,604 ordinary shares of the Issuer outstanding as of December 31, 2017.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS
Green Ease Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,562,260 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
44,562,260 ordinary shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,562,260 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,301,049,604 ordinary shares of the Issuer outstanding as of December 31, 2017.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS
Chunlin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,252,100 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
23,252,100
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,252,100 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Based on 1,301,049,604 ordinary shares of the Issuer outstanding as of December 31, 2017.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 6 of 10

1	NAMES OF REPORTING PERSONS
Peng Ge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,562,260 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
44,562,260 ordinary shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,562,260 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	Based on 1,301,049,604 ordinary shares of the Issuer outstanding as of December 31, 2017.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 7 of 10

Item 1. Security and the Issuer

This Amendment No. 6 on Schedule 13D/A (this “Amendment No. 6”) (i) amends that certain Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Fanhua Inc. (the “Issuer”), previously filed with the Securities and Exchange Commission on May 16, 2011, amended by Amendment No. 1 filed on September 15, 2011, Amendment No. 3 filed on January 14, 2015, Amendment No. 4 filed on August 18, 2015 and Amendment No. 5 filed on June 20, 2016 (as amended, the “Original 13D”) and (ii) supersedes that certain Schedule 13G relating to the Ordinary Shares, previously filed with the SEC on January 31, 2008 and amended by Amendment No. 1 filed on January 13, 2009, Amendment No. 2 filed on January 20, 2010, Amendment No. 3 filed on February 11, 2011 and Amendment No. 4 filed on February 13, 2012 (as amended, the “13G”). The Original 13D is amended and the 13G is superseded, in each case, to the extent they relate to the Reporting Persons (as defined below). The Ordinary Shares are represented by American Depositary Shares (“ADSs”, each representing 20 Ordinary Shares). The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “FANH.”

This Amendment No. 6 is being filed jointly by Kingsford Resources Limited (“Kingsford Resources”), High Rank Investments Limited (“High Rank Investments”), Better Rise Investments Limited (“Better Rise Investments”), Green Ease Holdings Limited (“Green Ease”), Chunlin Wang (“Mr. Wang”), and Peng Ge (“Mr. Ge”, together with Kingsford Resources, High Rank Investments, Bette Rise Investments, Green Ease and Mr. Wang, the “Reporting Persons”, and each of them, the “Report Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

Between September 2014 and January 2017, Kingsford Resources, Better Rise Investments, High Rank Investments, Mr. Wang and Mr. Ge went through a series of internal transfers and restructuring:

(i) In September 2014, Mr. Wang and Mr. Ge transferred 4,050,000 Ordinary Shares and 5,350,000 Ordinary Shares, respectively, of the Issuer issuable upon exercise of all the options held by them to Kingsford Resources. After these transfers and further restructurings set forth in Amendment No. 5 to Schedule 13D filed on June 20, 2016, approximately 67.1% and 32.9% of Kingsford Resources was held by High Rank Investments and Better Rise Investments, respectively. Mr. Wang and Mr. Ge then held 100% of the outstanding shares of Better Rise Investments and High Rank Investments, respectively. The options were converted into Ordinary Shares of the Issuer upon cash exercise in November 2017.

(ii) On January 18, 2018, Kingsford Resources completed the repurchase of all of its ordinary shares previously owned by High Rank Investments. In exchange for the share repurchase, High Rank Investments received 44,562,260 Ordinary Shares of the Issuer. On the same date, High Rank Investments completed the transfer of such 44,562,260 Ordinary Shares of the Issuer to Green Ease in exchange for all of the outstanding shares of Green Ease. After the share repurchase, Kingsford Resources is 100% held by Better Rise Investments.

As a result of the transfers and restructurings described above, the number of Ordinary Shares of the Issuer held by Kingsford Resources decreased from 67,814,360 to 23,252,100, and each of Kingsford Resources, Better Rise, Green Ease, High Rank Investments, Mr. Wang and Mr. Ge ceased to be a beneficial owner of more than 5% of the Ordinary Shares of the Issuer. The number of Ordinary Shares of the Issuer beneficially owned by High Rank Investments, Better Rise Investments, Mr. Wang and Mr. Ge respectively remains unchanged.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by any other Reporting Person except to the extent it or he has a pecuniary interest therein, and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Reporting Person.

Kingsford Resources is a holding company without any substantive operations. 100% of the total outstanding shares of Kingsford Resources is held by Better Rise Investments, which is 100% owned by Mr. Wang, chairman of the board of directors and chief executive officer of the Issuer. The principal business address for Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 8 of 10

Better Rise Investments is a holding company without any substantive operations. Better Rise Investments is 100% owned by Mr. Wang. The principal business address for Better Rise Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Green Ease is a holding company without any substantive operations. 100% of the total outstanding shares of Green Ease is held by High Rank Investments, which is 100% owned by Mr. Ge, chief financial officer and director of the Issuer. The principal business address for Green Ease is Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola, VG1110, British Virgin Islands.

High Rank Investments is a holding company without any substantive operations. High Rank Investments is 100% owned by Mr. Ge, chief financial officer and director of the Issuer. The principal business address for High Rank Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Mr. Wang is a citizen of the People’s Republic of China and is the chairman of the board of directors and chief executive officer of the Issuer. Mr. Wang’s business address is located at the principal office address of the Issuer.

Mr. Ge is a citizen of the People’s Republic of China and is the chief financial officer and director of the Issuer. Mr. Ge’s business address is located at the principal office address of the Issuer.

Information relating to the ownership and control persons of each of Kingsford Resources, High Rank Investments and Better Rise Investments is included in the footnotes to the beneficial ownership table in Item 5 below and in Exhibit 99.2 to this Schedule 13D. Mr. Wang is a sole director of Kingsford Resources and the sole director and sole shareholder of Better Rise Investments. Mr. Ge is a sole director of Green Ease and the sole director and the sole shareholder of High Rank Investments. The name, business address, present principal employment and citizenship of the other directors and executive officers of Kingsford Resources, Better Rise Investments, High Rank Investments and Green Ease are set forth in Exhibit 99.2 to this Schedule 13D.

During the last five years, none of Mr. Ge, Mr. Wang, Kingsford Resources, Better Rise Investments, Green Ease or High Rank Investments, to the knowledge of Kingsford Resources, Better Rise Investments, Green Ease or High Rank Investments, none of (a) any executive officer or director of each of them, (b) any person controlling each of them, and (c) any executive officer or director of any corporation or other person ultimately in control of each of them, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated by incorporation by reference the first paragraph of Item 2.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 9 of 10

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Kingsford Resources Limited(3)	23,252,100	1.8%	23,252,100	0	23,252,100	0
Better Rise Investments limited(3)	23,252,100	1.8%	23,252,100	0	23,252,100	0
Green Ease (4)	44,562,260	3.4%	44,562,260	0	44,562,260	0
High Rank Investments Limited(4)	44,562,260	3.4%	44,562,260	0	44,562,260	0
Chunlin Wang(3)	23,252,100	1.8%	23,252,100	0	23,252,100	0
Peng Ge(4)	44,562,260	3.4%	44,562,260	0	44,562,260	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 1,301,049,604 Ordinary Shares of the Issuer outstanding as of December 31, 2017.

(3)	Kingsford Resources is 100% held by Better Rise Investments, which is 100% owned by Mr. Wang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Better Rise Investments and Mr. Wang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(4)	Green Ease is 100% held by High Rank Investments, which is 100% owned by Mr. Ge. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Green Ease.

To the knowledge of the Reporting Persons, and except insofar as Mr. Wang may be deemed to beneficially own the Ordinary Shares of the Issuer held by Kingsford Resources or Better Rise Investments, and Mr. Ge may be deemed to beneficially own the Ordinary Shares of the Issuer held by Green Ease or High Rank Investments. None of the directors and officers of Kingsford Resources, Better Rise Investments, Green Ease or High Rank Investments beneficially owns any Ordinary Shares or ADSs of the Issuer.

Mr. Wang, Kingsford Resources or Better Rise Investments disclaim beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by Mr. Ge, Green Ease or High Rank Investments, and vice versa.

(c)       During the 60 days preceding the filing of this Schedule 13D, except for the cash exercise of options, none of the Reporting Persons and, to their knowledge, none of the directors and officers of Kingsford Resources, Better Rise Investments, Green Ease or High Rank Investments has effected any other transactions in the Ordinary Shares of the Issuer.

(d)       To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs of the Issuer.

(e)       Effective January 18, 2018, each of Kingsford Resources, Better Rise, Green Ease, High Rank Investments, Mr. Wang and Mr. Ge ceased to be a beneficial owner of more than 5% of the Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Item 6 is hereby amended and restated by incorporation by reference the information set forth in Item 4.

Item 7. Material to Be Filed as Exhibits

Item 7 is amended and restated by the following exhibits:

Exhibit 99.1: Joint Filing Agreement dated January 18, 2018, by and among the Reporting Persons

Exhibit 99.2: List of directors and executive officers of (i) Kingsford Resources, persons controlling Kingsford Resources and executive officers and directors of other persons in control of Kingsford Resources, (ii) Better Rise Investments, persons controlling Better Rise Investments and executive officers and directors of other persons in control of Better Rise Investments, (iii) High Rank Investments, persons controlling High Rank Investments and executive officers and directors of other persons in control of High Rank Investments, and (iv) Green Ease, persons controlling Green Ease and executive officers and directors of other persons in control of Green Ease (filed herewith)

CUSIP No. G2352K 108	SCHEDULE 13D	Page 10 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2018

KINGSFORD RESOURCES LIMITED

By:	/s/ Chunlin Wang
	Name:	Chunlin Wang
	Title:	Director

BETTER RISE INVESTMENTS LIMITED

By:	/s/ Chunlin Wang
	Name:	Chunlin Wang
	Title:	Director

HIGH RANK INVESTMENTS LIMITED

By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

GREEN EASE HOLDINGS LIMITED

By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

PENG GE

/s/ Peng Ge

CHUNLIN WANG

/s/ Chunlin Wang

[Signature Page to Schedule 13D Amendment]